VIA EDGAR AND EMAIL

November 24, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Craig D. Wilson, Senior Assistant Chief Accountant
Christine Davis, Assistant Chief Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:    Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 000-51595

Ladies and Gentlemen:

This letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated November 17, 2014, with respect to the above-referenced matters. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter in bold and italics.

Notes to Consolidated Financial Statements

Note 1: The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 55

1.
We note that you assigned value to the separate units of accounting in multiple-element arrangements based on “proportionate standalone unit value.” Please explain to us what you mean by “proportionate standalone unit value” and tell us how you considered ASC 605-25-30-2 which indicates that arrangement consideration shall be allocated based on “relative selling price.”

Response:

The Company allocates arrangement consideration based on the relative selling price. The Company advises the Staff that it intended to convey its use of the relative selling price method described in ASC 605-25-30-2 in the sentence referenced in the Staff’s letter. The Company believed that the use of the relative selling method was evident when Paragraph 3 of the revenue recognition policy described in Note 1 was read in conjunction with the following Paragraph 4 of Note 1:

Securities and Exchange Commission
Page Two

To determine the selling price in multiple-element arrangements, the Company establishes vendor-specific objective evidence of the selling price using the price of the deliverable when sold separately. If we are unable to determine the selling price because vendor-specific objective evidence does not exist, the Company will first look to third party evidence, and if that is not sufficient, it will determine an estimated sales price through consultation with and approval by the Company’s management, taking into consideration the Company’s relative costs, target profit margins, and any other information gathered during this process.

In future filings the Company proposes to make the following disclosure in the footnote to clarify the methodology used for assigning value to separate units of accounting in multiple-element arrangements as follows:

We assign value to the separate units of accounting in multiple-element arrangements using the relative selling price method which is calculated by taking the standalone selling price of each unit to the total selling price of the arrangement, multiplied by the total sales price.

2.
We note from your disclosure on page 8 that you offer some of your services through third party vendors. Please tell us more about these relationships and how you account for revenue from these arrangements. Please refer to the authoritative guidance you relied upon when determining your accounting.

Response:

The paragraph referenced by the Staff was intended to disclose the fact that the Company is dependent upon third party vendors for the delivery of some of its products to the Company's customers. The Company typically relies on third party providers primarily for certain hosting and email products and the interruption of their services would require us to seek an alternative provider or develop the services internally.

The Company recognizes revenue from these transactions on a gross basis, as defined in ASC 605-45-45, when the revenue recognition criteria are satisfied. We are the primary obligor in these transactions and we have complete discretion in the third party vendor selection and in establishing the customer pricing. The customer is unaware of the Company's use of a third party vendor in providing the services.

In future filings, the Company proposed to add the following clarifying language:

Third-Party Providers

Some of the products sold to our customers are sourced from third-party vendors. If any of these              relationships terminate, we may need to seek an alternative provider of these services or develop              the services internally.

Note 12: Stock-Based Compensation
Stock Options, page 69

3.
We note that the expected life of options granted represents the period of time they are expected to be outstanding. Please tell us the method you used to determine the expected life of options and your consideration for disclosing this information. Refer to ASC 718-10-50-2(f)(2)(i).

Securities and Exchange Commission
Page Three

Response:

The Company uses historical exercise experience of its employees for the expected term input to the Black-Sholes option valuation model. The Company inadvertently omitted the methodology used in calculating the fair value of its stock options in the Form 10-K for the year ended December 31, 2013. In future filings, the Company proposes that the following disclosure be added to the stock-based compensation footnote:

The Company estimates the expected term based on the historical exercise experience of our employees, which we believe is representative of future behavior.

* * * * * *

Please direct any comments or questions regarding this filing to the undersigned at (904) 680‑6623.
Sincerely,
Web.com Group, Inc.
_/s/ Kevin M. Carney ___________
By:     Kevin M. Carney
Chief Financial Officer

cc:     David Brown, Chief Executive Officer
Matt McClure, Chief Legal Officer
James Fulton, Esq.
Nancy H. Wojtas, Esq.